UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Vista announces successful results in Aguila Mora, and provides operational update of Bajada del Palo Este, extending well inventory into Coirón Amargo Norte

Mexico City, July 10, 2023 – Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST; BMV: VISTA) announced today successful results in wells AM-1011h and AM-1012h in pad AM-1, located in Águila Mora block (see map below). Well AM-1011h was landed in La Cocina, with a lateral length of 2,548 meters and 44 completion stages. Well AM-1012h was landed in the Middle Carbonate, with a lateral length of 2,468 meters and 43 completion stages.

The peak production of well AM-1011h was 2,107 barrels of oil equivalent per day (boe/d), while the peak production of well AM-1012h was 1,699 boe/d. Both wells are currently restricted by gas evacuation capacity, limiting well productivity. Additionally, the cumulative production of well AM-1011h for the first 60 days was 79.7 thousand barrels of oil equivalent (Mboe), whereas the cumulative production of well AM-1012h was 70.2 Mboe for the first 60 days, in both cases on a normalized basis (normalized to 47 completion stages). The average oil content of the wells was 71% of total hydrocarbons.

Based on the successful results of these wells, the Company has estimated an inventory in Águila Mora of up to 100 ready-to-drill wells.

Figure 1 - Map showing the location of wells AM-1011h and AM-1012h in Aguila Mora

(dashed lines show estimated API gravity)

The Águila Mora unconventional concession is in the light oil window of Vaca Muerta, covering a surface area of 23,475 gross acres. Lab analysis conducted on the oil recovered from the wells revealed an API gravity of 40 degrees. The block is operated by Vista, which owns a 90% working interest. Gas y Petróleo del Neuquén S.A. (“GyP”), the state-owned oil and gas company of the Province of Neuquén, owns the remaining 10%.

Bajada del Palo Este update and extension of well inventory into Coirón Amargo Norte

In mid-April 2023, the Company tied-in well BPE-2202h, in the southern part of the Bajada del Palo Este block (see map below). The well was landed in La Cocina, with a lateral length of 2,272 meters and 47 completion stages. IP-30 production of the well BPE-2202h was 3,101 boe/d, whereas daily peak production was 3,427 boe/d. Additionally, the cumulative production of the well for the first 80 days was 179.9 Mboe, on a normalized basis. The average oil content of the well was 96% of total hydrocarbons.

Figure 2 - Map showing the location of well BPE-2202h in the Company’s development hub

(dashed lines show estimated API gravity)

Successful results in BPE-2202h have enabled Vista to reconfirm the addition of up to 150 ready-to-drill wells to the inventory of the block. They have also enabled the Company to validate its geological model for Coirón Amargo Norte, which is the neighboring block to the south (shown on the map above), covering a surface area of 26,598 gross acres. Coirón Amargo Norte is a conventional concession where the Company holds an 85% working interest, with the remaining 15% held by GyP. Vista’s model indicates the Company has an inventory of up to 50 ready-to-drill wells in this block.

The successful activity in Bajada del Palo Este and Aguila Mora pilots led to the addition of 300 wells to the Company’s inventory, for a total of up to 1,150 wells, distributed as shown in the table below.

	Net Acres	Well Inventory
Bajada del Palo Oeste	62,641	550
Aguada Federal	24,058	150
Bajada del Palo Este	48,853	150
Águila Mora	21,128	100
Bandurria Norte	26,404	150
Coirón Amargo Norte	22,508	50

TOTAL	205,600	1,150

Forward-Looking Statements

Any statements contained herein or in the attachments hereto regarding Vista that are not historical or current facts are forward-looking statements. These forward-looking statements convey Vista’s current expectations or forecasts of future events. Forward-looking statements regarding Vista involve known and unknown risks, uncertainties and other factors that may cause Vista’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and other applicable sections of Vista’s annual report filed with the United States Securities and Exchange Commission (“SEC”) and other applicable filings with the SEC and the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

Enquiries:

Investor Relations:

ir@vistaenergy.com

Argentina: +54 11 3754 8500

Mexico: +52 55 8647 0128

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2023

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer